1701 Market Street                                             Morgan, Lewis
Philadelphia, PA 19103-2921                                    & Bockius LLP
215.963.5000                                                   Counselors at Law
Fax: 215.963.5001


LEON SALKIN
ASSOCIATE
215.963.5620
lsalkin@morganlewis.com


November 26, 2014


FILED AS EDGAR CORRESPONDENCE


Karen Rossotto, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


     Re: The Advisors' Inner Circle Fund II 485(a) Filing (File Nos. 033-50718 and 811-07102)
             -------------------------------------------------------------------

Dear Ms. Rossotto:

On behalf of our client, The Advisors' Inner Circle Fund II (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone on November 14, 2014, regarding the Trust's post-effective amendment no. 182, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 184, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC on September 29, 2014 pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to the Frost Small Cap Equity Fund (the "Fund"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUS

1. COMMENT. In the last sentence of the first paragraph in the "Fund Fees and Expenses" section, please disclose, if applicable, where information regarding sales charge discounts is in the SAI.

     RESPONSE. The SAI does not contain information regarding sales charge discounts.

2. COMMENT. Please confirm supplementally that the Adviser may only recover prior fee waivers or expense reimbursements made during a period in which the expense limitation agreement allowed for such recoveries.

     RESPONSE. The Trust confirms that the Adviser may only recover prior fee waivers or expense reimbursements made during a period in which the expense limitation agreement allowed for such recoveries.

3. COMMENT. Please consider adding value investing risk as a principal risk given the Fund's principal investment strategies.

     RESPONSE. The requested change has been made.

4. COMMENT. Please confirm supplementally that the Fund will count only those convertible securities that are "immediately" convertible into equity securities toward satisfying its 80% policy.

     RESPONSE. The Trust respectfully submits that it believes that the Fund's definition of equity securities is reasonable and permitted under current SEC requirements. The Trust notes that in footnote 43 of the adopting release for Rule 35d-1 (Release No. IC-24828) (the "Rule 35d-1 Adopting Release"), the SEC stated that a fund may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objective and strategies. Consistent with footnote 13 to the Rule 35d-1 Adopting Release, the Trust has defined equity securities to include all convertible securities because it considers convertible securities to have economic characteristics similar to equity securities, regardless of whether the convertible securities are immediately convertible. The Trust further believes that it is reasonable to count all convertible securities as equity securities because of the 1933 Act definition of equity securities. Specifically, Rule 405 of the 1933 Act defines equity security as:

          [a]ny stock or similar security, certificate of interest or participation in any profit sharing agreement, preorganization certificate or subscription, transferable share, voting trust certificate or certificate of deposit for an equity security, limited partnership interest, interest in a joint venture, or certificate of interest in a business trust; any security future on any such security; OR ANY SECURITY CONVERTIBLE, WITH OR WITHOUT CONSIDERATION INTO SUCH A SECURITY, or carrying any warrant or right to subscribe to or purchase such a security; or any such warrant or right; or any put, call, straddle, or other option or privilege of buying such a security from or selling such a security to another without being bound to do so. (emphasis added)

     Accordingly, the Trust respectfully declines to make the requested confirmation.

5. COMMENT. Please confirm that the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds did not exceed 0.01 percent of the average net assets of the Fund during its most recently completed fiscal year, or alternatively, add an "Acquired Fund Fees and Expenses" subcaption to the "Annual Fund Operating Expenses" table and disclose in the subcaption the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds during its most recently completed fiscal year.

     RESPONSE. The fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds did not exceed 0.01 percent of the average net assets of the Fund during its most recently completed fiscal year.

6. COMMENT. In the "More Information about Fund Investments" section, please state, if applicable, that shareholders will be provided notice of a change in the Fund's investment objective.

     RESPONSE. The Fund does not currently have a policy requiring shareholder notice of a change in the Fund's investment objective.

COMMENT ON THE STATEMENT OF ADDITIONAL INFORMATION

7. COMMENT. Under the "Portfolio Managers" heading in the "Other Accounts" section, please provide the number of accounts and the total assets in the accounts with respect to which the advisory fee is based on the performance of the account.

     RESPONSE. The requested disclosure has been provided.


                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
---------------
Leon Salkin